Exhibit 12.1
Radio One, Inc.
Calculation of Ratio of Earnings to Fixed Charges
(in thousands of U.S. dollars except for ratios)

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations before provision for (benefit from) income taxes(1)	$4,835	$(26,173)	$(39,729)	$(336,716)	$(196,466)	$38,499	$54,751
Plus: fixed charges	31,577	29,521	39,050	60,401	73,730	73,877	63,664

Total	$36,412	$3,348	$(679)	$(276,315)	$(122,736)	$112,376	$118,415

Fixed Charges:
Interest expense	$31,059	$29,036	$38,404	$59,689	$72,770	$72,932	$63,010
Estimate of the interest within operating leases(2)	518	485	646	712	960	945	654

Total	$31,577	$29,521	$39,050	$60,401	$73,730	$73,877	$63,664

Deficiency of earnings available to cover fixed charges	—	26.2	39.7	336.7	196.5	—	—

Ratio of earnings to fixed charges)	1.15	0.11	—	—	—	1.52	1.86

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges.

(2)	For purposes of estimating interest within operating leases, an interest rate equal to the three month LIBOR plus a spread of 2.25% at the end of each period presented was utilized.